

September 23, 2011

<u>Via E-mail</u>
Daniel T. Hendrix
Chief Executive Officer
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, GA 30339

      Re: Interface, Inc.
             Form 10-K for the Fiscal Year Ended January 2, 2011
             Filed March 17, 2011
             Definitive Proxy Statement on Schedule 14A
             Filed April 7, 2011
             File No. 001-33994

Dear Mr. Hendrix:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 2, 2011</u>

<u>Item 1. Business, page 2</u>

1. Please provide all of the information required by Item 101(c) of Regulation S-K. For example:

   - We note your disclosure on page eight regarding your distribution arrangement with the Bravo Network. Please describe any additional methods by which you distribute your products. See Item 101(c)(1)(i) of Regulation S-K.

- Please disclose the sources and availability of your raw materials. In this regard, we note your disclosure on page 6 that increases in your raw materials costs may adversely affect your business and the risk factors regarding the availability of your raw materials on page 16. See Item 101(c)(1)(iii) of Regulation S-K.

- Please discuss the extent to which your business is seasonal. See Item 101(c)(1)(v) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Analysis of Results of Operations, page 26

2. Please expand your discussion beginning on page 27 to quantify each factor you cite as impacting your net sales, as you do for your costs and expenses sections. For example, you disclose that the weighted average selling price per yard increased by 1% in 2010 as compared to 2009, but you do not quantify such impact on net sales. See Item 303(a)(3) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 95

3. With your next current or periodic report, please file a complete copy of the Seventh Amended and Restated Credit Agreement, dated June 24, 2011, including all exhibits and schedules.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 12

4. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please discuss in more detail your executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Discussion of Principal Elements of Compensation Program, page 14

Base Salaries, page 14

5. Please disclose the component companies that you used in benchmarking compensation in 2010. In this regard, we note that your disclosure in this section only discloses certain companies to which you benchmark compensation from time to

time and it is unclear which companies you used to set compensation in 2010. See Item 402(b)(2)(xiv) of Regulation S-K.

Annual Bonuses, page 15

6. Please disclose the specific performance targets and amounts achieved used by the compensation committee in determining the amount of annual incentive compensation to be awarded to each of your NEOs. Within this disclosure, include the threshold, target and maximum financial performance objectives for each measure used by the compensation committee. With a view towards explaining to investors how you arrived at the amounts disclosed in the summary compensation table, also include the achievement percentages applicable to each NEO for each measure utilized. See Item 402(b)(1)(v) of Regulation S-K.

Other Potential Awards, page 17

Recent Omnibus Stock Plan Awards to Named Executive Officers, page 17

7. We note your disclosure on pages 17 and 18 regarding the awards of restricted stock granted to your NEOs in 2010. Please disclose the specific target levels to which the vesting of these shares was tied. In this regard, we note your disclosure that substantially all of these shares vested pursuant to the special accelerated vesting opportunity based upon 2010 performance. See Item 402(b)(1)(v) of Regulation S-K.

Executive Compensation and Related Items, page 22

Grants of Plan-Based Awards in 2010, page 25

8. We note your disclosure in footnote one to this table that the payments pertaining to non-equity incentive compensation which are reflected in the table represent awards "potentially earned for fiscal 2010." However, footnote four to the Summary Compensation Table states that the amounts pertaining to non-equity incentive plan compensation which are disclosed in the summary compensation table reflect "amounts earned by and paid to" each NEO. Please clarify whether the non-equity incentive payouts to your NEOs have been finalized.

Proxy Card

9. With respect to proposal two, please revise to clarify that shareholders are voting for or against, or abstaining from voting on, the approval of executive compensation and not an advisory vote on compensation.

Daniel T. Hendrix
Interface, Inc.
September 23, 2011
Page 4

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special
Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann   for

                                        Mara L. Ransom
                                        Assistant Director